UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unregistered Sale of Equity Securities

Private Placement

On July 27, 2020, China Xiangtai Food Co., Ltd. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell 2,339,000 ordinary shares (the “Private Placement Shares”) at a per share purchase price of $1.50. The gross proceeds to the Company from this offering will be approximately $3.5 million. The Company plans to use the proceeds for working capital. The SPAs contain customary representations, warranties and covenants. The closing is subject to certain customary conditions including that the Company receives the total purchase price from the Purchasers.

On August 20, 2020, pursuant to the SPA and upon satisfaction of all closing conditions, the Company issued the Private Placement Shares to the Purchasers. The Private Placement Shares issued in the private placement are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibits 10.1 to this Current Report on Form 8-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Conversion of Convertible Debenture

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed with the Securities Exchange Commission on November 25, 2019, on November 22, 2019, the Company issued a convertible debenture in the amount of $2,000,000 (as amended on May 21, 2020, the “Convertible Debenture”).

During the period from May 21, 2020 to August 13, 2020, the Company issued a total of 1,847,167 ordinary shares (the “Conversion Shares”) to the holder of the Convertible Debenture (the “Debenture Holder”) upon the conversion of a total of $2,062,191.02 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the Convertible Debenture has retired.

The issuance of the Conversion Shares are exempted from the registration requirements of the Securities Act under Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Form of Private Placement Subscription Agreement
Exhibit 99.1	China Xiangtai Food Co., Ltd. Announces Appointments of New Independent Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2020	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board